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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number  0-10815
                                                                        --------

(CHECK ONE):
[ ] Form 10-K and Form 10-KSB   [ ] FORM 11-K  [ ] FORM 20-F  [X] FORM 10-Q and
Form 10-QSB  [ ] Form N-SAR

     For Period Ended:  DECEMBER 3, 1994
                        ----------------


[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

     For the transition period ended _____________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________


                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant         CERTIFIED GROCERS OF CALIFORNIA, LTD.
                              --------------------------------------------

     Former name if applicable

     ---------------------------------------------------------------------

     Address of principal executive office

     2601 S. EASTERN AVENUE
     ---------------------------------------------------------------------

     City, State and Zip Code

     LOS ANGELES, CALIFORNIA, 90040
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                                     PART II
                            RULES 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report thereof could not be filed within the prescribed time period.

1. In December 1994, the Company finalized a sale/leaseback transaction wherein it sold approximately 5.5 acres of real property in the City of Commerce, together with all buildings, structures and improvements located on such real property. The total sales price for the property was $11,500,000. Concurrent with the sale of the real property, the Company entered into a twenty year lease of the property, with two ten year extension options. Additional time is necessary to determine the financial statement impact, disclosure and accounting for this transaction. This transaction will be reflected in the Form 10-Q for the period ended
     March 4, 1995.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

               DANIEL T. BANE        213              726-2601
               ----------------------------------------------------
                   (NAME)        (AREA CODE)     (TELEPHONE NUMBER)

     (2) Have all other periodic reports required (under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                               [X] YES [ ] NO

     (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] YES [X] NO

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                      CERTIFIED GROCERS OF CALIFORNIA, LTD.
                       REGISTRANT AS SPECIFIED IN CHARTER)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  January 17, 1995     By                   DANIEL T. BANE
     -----------------         -------------------------------------------------
                                                Daniel T. Bane
                                Senior Vice President, Chief Financial Officer
                                          and Chief Executive Officer


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).